Exhibit 99.1

TeliaSonera's Annual Report for 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 10, 2007--TeliaSonera's Annual Report for 2006 is now available at www.teliasonera.com.

The distribution of the Annual Report will now also start to shareholders who have requested printed financial information.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Carina Kampe, +46-(0)8-713 58 30
Press manager